UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

KE 48607015.3

CONTENTS

Exhibit No.	Exhibit Description
99.1	Interim results date announcement, dated 10 June 2020

10 June 2020

Micro Focus International plc
Interim results date announcement

Micro Focus International ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, will announce interim results for the six month period to 30 April 2020 on 7 July 2020.

As usual, the Group will host an audio webcast presentation and Q&A session on the day of the release of the results, details of which will be available in advance on the 'Investor relations' section of the Company's website.

Enquiries: Micro Focus Stephen Murdoch, CEO Brian McArthur-Muscroft, CFO Ben Donnelly, Investor relations	Tel: +44 (0)1635 32646 Investors@microfocus.com
Brunswick Sarah West Jonathan Glass	Tel: +44 (0) 20 7404 5959 MicroFocus@brunswickgroup.com

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 10 June 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer